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                                                                  EXHIBIT 99.1

                         UTILX CORPORATION 1997 ANNUAL REPORT


CORPORATE PROFILE

UTILX-Registered Trademark- Corporation provides services and products used to install, replace and renovate underground utilities. Domestically, UTILX provides its technology through its FlowMole-Registered Trademark- and CableCure-Registered Trademark- services, while internationally it supplies equipment, parts, services and training. Based in Kent, Washington, UTILX Corporation was formed in 1983 and began commercial operations in 1984. The Company was incorporated in Delaware and its initial public offering was completed on March 25, 1988.

DIRECTORS

STANLEY J. BRIGHT
CHAIRMAN,
PRESIDENT & CEO,
MIDAMERICAN ENERGY CO.,
DES MOINES, IOWA
DIRECTOR,
EDISON ELECTRIC INSTITUTE
DIRECTOR, ASSOCIATION OF
EDISON ILLUMINATING COMPANIES

CRAIG E. DAVIES
PRESIDENT AND
CHIEF EXECUTIVE OFFICER,
UTILX CORPORATION

JOHN D. DURBIN
PRINCIPAL,
OLYMPIC CAPITAL PARTNERS, SEATTLE
GENERAL PARTNER,
JOHN DURBIN &ASSOCIATES,
BELLEVUE, WASHINGTON
DIRECTOR,
PUGET SOUND ENERGY, INC.
BELLEVUE, WASHINGTON
DIRECTOR,
FLUKE CORPORATION,
EVERETT, WASHINGTON

JOHN W. ELLIS
CHAIRMAN AND
CHIEF EXECUTIVE OFFICER,
THE BASEBALL CLUB OF SEATTLE

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FORMER CHAIRMAN AND
CHIEF EXECUTIVE OFFICER,
PUGET SOUND POWER & LIGHT,
BELLEVUE, WASHINGTON
FORMER CHAIRMAN,
EDISON ELECTRIC INSTITUTE

FRANK W. GRIFFITH
FORMER CHAIRMAN AND PRESIDENT,
MIDWEST RESOURCES, INC.,
SIOUX CITY, IOWA
FORMER CHAIRMAN,
EDISON ELECTRICINSTITUTE

ROBERT E. RUNICE
PRIVATE INVESTOR &
BUSINESS CONSULTANT
FORMER VICE PRESIDENT,
U S  WEST, INC.
FORMER PRESIDENT,
U S  WEST COMMERCIAL
DEVELOPMENT DIVISION,
ENGLEWOOD, COLORADO

WILLIAM M. WEISFIELD
CHAIRMAN,
UTILX CORPORATION
CHIEF OPERATING OFFICER,
NORTHERN CAPITAL CORPORATION,
SEATTLE


OFFICERS

CRAIG E. DAVIES
PRESIDENT AND
CHIEF EXECUTIVE OFFICER

THOMAS L. MARKL
SENIOR VICE PRESIDENT
AND SECRETARY

JAMES E. BARTHOLOMEW
VICE PRESIDENT,
NORTHEAST REGION

RONALD M. DOHR
VICE PRESIDENT,
HUMAN RESOURCES

CHARLIE HUTCHINSON
VICE PRESIDENT,
SOUTHEAST REGION

LARRY D. PIHL

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VICE PRESIDENT,
CHIEF FINANCIAL OFFICER,
CONTROLLER AND TREASURER

SCOTT E. REYNOLDS
VICE PRESIDENT,
WESTERN REGION



CONSOLIDATED FINANCIAL HIGHLIGHTS

(Dollar amounts in thousands, except per-share data)


                                                 1997           1996           1995           1994           1993*
FOR YEARS ENDED MARCH 31,
Revenues                                       $64,875        $48,993        $49,717        $49,077        $47,759
Net income (loss)                                2,968         (4,489)        (2,022)         3,331         (4,009)
Earnings (loss) per share                          .41           (.62)          (.28)           .46           (.55)

Cash flow from (used by) operations              6,150            148         (1,690)        (2,255)**       6,480
Capital expenditures                             3,848          3,138          3,958          1,622          5,801

AS OF MARCH 31,
Current ratio                                      2.8            2.9            3.8            4.0            1.9
Working capital                                $16,560        $13,349        $18,073        $18,345        $12,298
Total assets                                    35,912         30,624         35,348         35,761         39,990

Stockholders' equity                            26,741         23,456         28,070         29,648         25,392
Year-end book value per share                     3.72           3.26           3.91           4.15           3.59

Number of employees                                741            515            521            426            331


*EFFECT OF ROYALTY EXPENSE AND ROYALTY LITIGATION SETTLEMENT EXPENSES IN FISCAL 1993:    PRETAX AFTER TAX PER SHARE
                                             Royalty expense   $ (2,134)   $ (1,330)     $ (.18)
                   Royalty litigation and settlement expenses  $ (7,833)   $ (5,608)     $ (.77)

**Includes effect of $7,187 cash payment for royalty litigation and settlement expenses. Effect on net income is reflected in fiscal 1993.



FELLOW SHAREOWNERS:

It's been quite a year. Our turnaround strategy paid off with four straight record-setting quarters. Annual revenue took a huge leap for the first time in six years, jumping 32 percent from $49 million last year to $65 million. Pre-tax earnings reversed from a $2.6 million loss last year to a $2 million profit, and income-tax benefits boosted net income further to $3 million.

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What made it all possible were the steps we took in the past two years to change our culture, reposition ourselves in the market as a full-service underground contractor, enhance our technology, and reduce our costs. As these strategies started working, demand for our services grew. In response, we reinvested earnings to add crews and equipment.

There's more investment ahead. To support the utility industry as it pursues deregulation, we've committed to a long-term growth strategy that can take this company far past the $100 million mark. Although this will lower our earnings in the near term, it should provide significant rewards in the future. We'll continue to add crews and more conventional and drilling equipment. To sustain this level of growth, we'll also need to strengthen our organization in key areas, including information, purchasing and inventory-management systems.

We have reduced operating expenses to their lowest possible level, and now we're ready to build carefully on this foundation. As anyone in construction knows (especially those of us who work underground), you've got to be sure of the foundation before you can enjoy the excitement of going straight up.

Changes in the industry have changed the way we do business. As deregulation has gained momentum, utilities have had to alter the way they think. "Keep the lights on at any cost," a motto that worked for 60 years, is out of date. The new mission is, "Keep the lights on, but keep the costs low." And often, the answer lies with outsourcing more of the utility's work.

We took some bold steps to position ourselves in the changing industry. First, we eliminated the part of our business that was keeping us from being the most cost-effective service provider. Since our announcement at the beginning of the last fiscal year that we would outsource the manufacturing of our drilling systems, we've achieved our goal of reducing corporate overhead, excluding royalties, by $1.5 million. Meanwhile, we committed to adding new services.
Our field workforce grew by 63 percent last year, as we hired 254 new field employees. Many are providing services new to UTILX, such as locating and repairing electrical cable faults.

We listened to customers. We heard that they wanted one-stop contracting to reduce costs and simplify their business. As a result, we're not just drilling; we're fusing gas pipe and trenching. We're not just injecting CableCure fluid; we're also switching, terminating, and repairing cable faults for electric utilities. We're also testing cables and providing utilities valuable information about the state of their systems.

We're in a different business now than we were two years ago. Our job is broader -- to help utilities maintain the reliability of their underground systems.

The new-and-improved UTILX is a customer-focused, full-service contractor offering multiple solutions for utilities. We're the only ones that can offer CableCure technology. We're the only ones who can offer the Test, Treat or Replace package, which combines test analysis, CableCure treatment or FlowMole replacement services to maximize system reliability at the lowest possible cost.

While adding services has been good for our utility customers, it has also been good for UTILX. Last year FlowMole crews drilled or trenched nearly twice the footage we did for gas utilities a year earlier and nearly four times what we did three years earlier. Credit goes to the one-stop contractor approach. Similarly, our CableCure testing and injection services have opened doors at electric utilities for complementary services and for FlowMole crews. Taken together, turnkey CableCure projects (which involve switching and terminating circuits, and other tasks requiring lineworkers) and Test, Treat or Replace contracts have grown to comprise the majority of our CableCure business. More than 75 percent of our CableCure work last year involved these extra, turnkey capabilities. And in the last 12 months, we've tripled the amount of FlowMole work resulting from Test, Treat or Replace contracts to 89 miles -- that's drilling work that we might otherwise not have realized. Our CableCure capabilities continue to give our FlowMole side a crucial edge with electric utilities when we need to be more than cost-competitive and high-quality.

Our strategy for future growth is quite simple: Continue what we started -- listen to customers, determine the best way to help them succeed, and focus our technology and talented workforce to that end.

LISTEN TO CUSTOMERS & DETERMINE THE BEST WAY TO HELP THEM SUCCEED

I've already mentioned that putting the customer at the center of our business strategy has positioned us to meet the needs of a changing marketplace. For every customer, we work diligently to supply the right mix of services to be sure we are the most cost-effective one-stop service provider.

We will continue to find new ways to serve customers and to enter new markets. Last year, for example, we began providing both FlowMole and CableCure services in Hawaii as part of our efforts to build a larger presence in all regions of the U.S. and Canada. We'll continue to target major utilities, because they offer large potential returns and tend to set trends for the smaller utilities in their regions. CableCure is often the lever that can get us in the door, because of its amazing effectiveness and relative low cost.

FOCUS ON MAKING OUR CUSTOMERS SUCCESSFUL

Not all of our significant accomplishments are apparent in our financial highlights. We've made amazing strides this past year by investing in our capabilities, both in crews in the field and in back-office systems and processes that support our services. Here are some of the achievements of the last fiscal year and a glimpse of the future.

    DEVELOPING AND STRENGTHENING OUR TEAM'S CAPABILITIES.

- IMPROVED PRODUCTIVITY AMONG FLOWMOLE CREWS. Boosting drilling productivity is crucial, since competition continues to drive down per-foot prices for small-diameter installations. Last year, crews earned an average of 26 percent more daily revenue. We also saw a 30 percent improvement in gross margin on a per-foot basis. What made the difference was a focus on improving our skills and technology. Greater management emphasis on selecting, training and retaining people contributed to lower turnover and more experienced crews. We also undertook a program to refurbish old drilling systems, upgrading or replacing equipment to improve drilling speed and shorten project schedules.

- IMPROVED SAFETY PROCESSES. Continual emphasis on safety paid off for our FlowMole crews. We reduced the average cost of personal injuries by 56 percent and the average cost of damage to existing utilities by 24 percent over last year, when equalized on a per-thousand-man-hour basis. We attribute the improvement to greater emphasis on safety skills in our training program and better safety reporting and claims procedures. We also increased crew accountability by providing them same-day feedback of accident costs.

- INSTITUTED TRAINING & SKILLS-BASED PAY PROGRAMS. This past year we continued our shift from merit pay to pay based on demonstrated skills. By rewarding crew members for expanding their skill base, we have cross-trained more crew members, increased crew flexibility and reduced crew down time. We've also developed a framework that integrates all company training programs, worked to balance the training of new hires with that of existing crews and improved our ability to track the skill-base development of crew members. To develop corporate and field employees for additional responsibilities, we implemented a leadership training program.

- CONTINUED OUR SELF-DIRECTED TEAM PROCESS. Last year, I watched self-directed teams begin to tackle some of the challenges ahead. Teams are examining the way we handle electronics repairs and the way we manage engineering-design updates and procurement. I've come to value teamwork for the process as much as the result. Teams can help us tap the energy and creative potential of everyone at UTILX, giving team members the opportunity to improve how the company works and focus their ideas and skills on helping our customers succeed.

    IMPROVING SYSTEMS AND PROCESSES TO SUPPORT FUTURE GROWTH.

- OUTSOURCED MANUFACTURING OF DRILL SYSTEMS. We added five major vendors to produce drill systems for international sales and our domestic fleet, reducing the cost of each drill type over our in-house costs and freeing up working capital to support our increased field activity. We also negotiated payment terms for best possible cash flow and flexible delivery terms to match unexpected shifts in demand.

- STRENGTHENED OUR INFORMATION SYSTEMS. We installed a more stable computer network to link headquarters with our operations centers. As a result, we cut costs per network link by 40 percent and dramatically reduced network disruptions. The next step is underway: We recently began to overhaul our entire information system. Within two years, we hope to reduce the costs of collecting and managing our data, improve the way we manage our inventory and spare-part requests, and increase our flexibility in providing information to customers.

- STREAMLINED OUR PURCHASING SYSTEMS. This past year we moved purchasing of commodities to the field offices and introduced purchasing credit cards to simplify the process. We're now examining every aspect of our materials procurement process.

    ADVANCING OUR TECHNOLOGICAL CAPABILITIES.

In the past, UTILX may have been drill-centric, letting our technology set our direction. The new UTILX looks to the needs of the market and leverages its technology to increase revenue and develop new market opportunities. I mentioned earlier the equipment upgrade program that helped increase FlowMole crew productivity. Similarly, we made improving crew productivity the driving force behind new-equipment design. We now intensively test prototypes to ensure this objective is met before we move into production. Also underway are improvements in our drilling electronics. We are working toward more versatile transmitters and developing a FlowCator locating device capable of providing more information. We continue to advance CableCure technology and are now working on an even more effective third-generation fluid.

UTILX is well-positioned to prosper under utility deregulation. UTILX is the only national underground utility contractor. We offer impressive resources, including a great team and the best trenchless technologies in the world. Adding new services gives our customers more reasons to rely on UTILX to help maintain their underground systems. Clearly, our FlowMole and CableCure businesses have benefited.

In closing, I'd like to acknowledge a good friend and great ally, Frank Griffith, who is retiring from the Board of Directors at our July annual meeting. Frank has been a Director for eight years and has helped guide UTILX through a time of great change. I thank him for his sound counsel. The Board will miss Frank, and we wish him the best.

Sincerely,

Craig Davies
President & CEO

NEW CUSTOMER DUKE POWER

USES UTILX'S FLOWMOLE

SERVICES TO REPLACE CABLE.


Here's what Mike Cole, Project Manager
at Duke Power, says...

"In mid-March we kicked off a cable replacement project with UTILX crews in North Carolina, an initiative to reduce repeat outages.

We recognized that the company could take care of training, that they were safety conscious, that they were geared to meeting customer needs. UTILX could handle all pieces of the installation process.

UTILX crews have completed about 100,000 feet, well ahead of schedule. But while productivity is important to us, to me the thing that makes UTILX stand out is what permeates from the top down. The things I hear the CEO say, I also hear the area manager say and I can see it in the folks on the crew -- that indicates a companywide commitment to excellence.

It shows that the people of UTILX aim to do the best job possible, to perform with quality and efficiency and to do those things to help their customers."

NEW CABLECURE CUSTOMER

HAWAII ELECTRIC LIGHT CO. (HELCO) SAYS SERVICE HAS

SAVED RATEPAYERS $7 MILLION.


Here's what Billy Palea, Project Manager at HELCO says...

"We started using CableCure services last fall to extend the life of old, water-damaged cable we'd otherwise have to replace at an average cost of $65 a foot. We've injected about 220,000 feet of direct-buried cable on Hawaii. I figure we have saved ratepayers more than $7 million.

CableCure makes sense, since it's a fraction of the cost of replacement. We don't have to trench through solid rock. We avoid construction mess. There's also no disruption of service, since we can inject while the cable's energized. A side benefit is that HELCO linemen can take care of some maintenance as they switch and terminate circuits for the UTILX injection crews. This way, we kill two birds with one stone.

Since UTILX backs up its technology with a 10-year warranty, we can't lose by delaying replacement. Cable manufactured 20 years ago is not as good as cable made today. Years from now, when we replace, cable may be even better.

CableCure treatment is the easiest and least expensive way to solve our problem."

NEW CUSTOMER DETROIT EDISON

TRIED CABLECURE AND THEN

SET UP A PROGRAM FOR TEST, TREAT OR REPLACE.


Here's what Larry Clemons,
Principal Engineer at Detroit Edison, says...

"We have about 3,000 miles of high-molecular-weight polyethylene cable that's been in the ground over 20 years. Water trees are a big problem. Up until now we've replaced cable that's failed repeatedly. By rejuvenating with CableCure, we're saving a significant amount of money.

Last year we treated 6,000 feet as part of a feasibility study. People saw that the process worked and they got excited. This year, we'll be treating up to 75,000 feet as part of our new cable rejuvenation program. Next year, we plan to more than double the program. Our researchers tell us we can expect to extend the life of our cables by using CableCure.

UTILX is doing Test, Treat or Replace work in two of our four regions. Since they gave us competitive prices for the replacement, we're keeping the project under one contractor. They'll test cables for flow and treat everything they can. Afterward, we'll look at the blockages and decide whether it's more economical to fix the blockage and inject or go ahead and replace the span. We'll be looking to use UTILX's field experience in the decision-making process to get us to our ultimate goal: to fix as much cable as possible within budget."





OUR MISSION

To assist companies of the world in the installation and maintenance of their underground infrastructure. We will do this by providing UTILX-Registered Trademark- services and products in a way that helps our customers achieve their goals and solve their problems. We will achieve success by making our customers successful.

In the process of providing the highest quality product and services to our customers, we will be admired and possibly held in awe by our competitors. This will occur because our technology will be the best in the world and because the people of UTILX, through their pride, commitment, teamwork, and ability to focus on doing what it takes to make our customers successful, will be absolutely unbeatable by our competition.

Through exceptional customer service and world-class safety, cost-effectiveness, quality and technology, our mission includes being the best in the entire world at what we do.

UTILX TEAM VALUES

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    We, the people of UTILX, would like our Company to be one that:

 -- Has a vision for the future with customer service, quality and innovation being the well-spring for our vision.

 -- Recognizes that its most important asset is its people and the most important characteristic is trust -- and accordingly, the people work as a cohesive team and treat one another with honesty, openness, courtesy and respect.

 -- Embodies quality by encouraging every person to always exercise their best judgment -- to seek out and do the right thing, right the first time.

 -- Invites people at all levels to participate in decision making in key areas which affect them.

 -- Encourages open, direct and supportive communications throughout the organization.

 -- Is focused on good business ethics and obsessed with customer satisfaction
    -- always on the lookout to find new and better ways to help our customers succeed.

 -- Promotes consistency, fairness and fun in all that we do -- and expects in return commitment and dedication to our goals.

 -- Is goal/performance driven -- it encourages, recognizes and rewards innovation, achievement and continuous improvement.

 -- Achieves continuous improvement through participative, well thought out plans by all the people who must carry out the plans.

 -- Loves simplicity, as it makes everything easier, and has no use for bureaucracy.


CORPORATE HEADQUARTERS

UTILX Corporation
22404 66th Avenue South
P.O. Box 97009
Kent, Washington  98064-9709
Telephone (253) 395-0200
Facsimile   (253) 395-1040

INTERNATIONAL SUBSIDIARY

FlowMole Limited
33 Maylan Road
Earlstrees Industrial Estate
Corby, Northamptonshire
United Kingdom NN17 4DR
Telephone  011 44 (1536) 400141
Facsimile  011 44 (1536) 400142

LEGAL COUNSEL

Perkins Coie,
Seattle, Washington

AUDITORS

Coopers & Lybrand L.L.P.,
Seattle, Washington

TRANSFER AGENT
AND REGISTRAR
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American Stock Transfer & Trust Company
40 Wall Street, 46th Floor
New York, New York 10005
Telephone (718) 921-8200
Facsimile   (718) 921-8355

STOCK TRADING

UTILX Corporation stock trades on the Nasdaq National Market system under the symbol UTLX.


UTILX-Registered Trademark-, FlowMole-Registered Trademark-,
CableCure-Registered Trademark- and FlowCator-Registered Trademark- are registered trademarks of UTILX Corporation. UTILX Corporation is an equal-opportunity, affirmative-action employer.